================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                                   -----------
                               (FINAL AMENDMENT)*

                           AVERY COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

         COMMON STOCK,                                         053605 10 1
   PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                                (CUSIP NUMBER)

                                FEBRUARY 1, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

                                   ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 4 Pages

================================================================================

---------------------------------------------------------------------           ---------------------------------------------------
CUSIP No.                       053605 10 1                             13G                         Page 2 of 4
---------------------------------------------------------------------           ---------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  SPENCER L. BROWN


                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (A) [_]
                                                                                                                      (B) [X]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       UNITED STATES OF AMERICA

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                           0
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                         0
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                      0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                    0

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              0
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                        [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    0%

------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   IN
------------------------- ---------------------------------------------------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Final Amendment amends the Statement on Schedule 13G (the "Schedule 13G") filed on October 13, 1999, as amended by Amendment No. 1 to
Schedule 13G filed on November 23, 1999 and Amendment No. 2 to Schedule 13G filed on February 14, 2000, and by Amendment No. 3 to Schedule 13G filed on March 10, 2000, by and on behalf of Spencer L. Brown (the "Reporting Person"), with respect to his ownership of common stock, par value $.01 per share, of Avery Communications, Inc. This Final Amendment is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities. All information from the Schedule 13G, as previously amended, remains unchanged, except for Item 4 as set forth below.

ITEM 4. OWNERSHIP

         (a)-(c)       See the responses to Items 6, 8 and 11 on page 2 hereof.













                               Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 9, 2001                    /s/ Spencer L. Brown
                                        ---------------------------------------
                                        Spencer L. Brown
















                               Page 4 of 4 Pages